SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat Appoints AAA Securities, JP Morgan, CSFB and Goldman Sachs

Jakarta, 16 March 2005, PT Indosat Tbk (“Indosat” or “Company”) announced that it has appointed AAA Securities, JP Morgan, CSFB and Goldman Sachs  to assist Indosat in preparing a financing program. They will assist Indosat to determine the composition, structure, terms and condition of the program which will be disclosed later, in the manner and at the time as required by the prevailing capital market rules and regulations.

Sidley Austin Brown & Wood and Assegaf, Hamzah & Partner have also been appointed as legal advisers to Indosat for the same program.

Indosat is a leading telecommunication and information provider in Indonesia that provides: cellular, fixed telecommunication and multimedia, data communication and internet (MIDI). Until the third quarter of 2004, cellular business contributed 68,5% of company’s operating revenues, IDD (16,4%) and MIDI & others (14,2%). Indosat’s shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT)  and its American Depository Shares are listed on the New York Stock Exchange (NYSE:IIT)

For further information please contact:

Corporate Secretary

Tell: 62-21-3869614 & 3869615

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Public Relations

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date  : March 16, 2005

By  :

_______________________________

Name :   Wahyu Wijayadi

   Title   :   Corporate Market Director